Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sangamo Biosciences, Inc. for the registration of common stock and warrants to purchase common stock up to $50 million and to the incorporation by reference therein of our reports dated March 1, 2007, with respect to the consolidated financial statements of Sangamo Biosciences, Inc., Sangamo Biosciences, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sangamo Biosciences Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Palo Alto, California
April 26, 2007